File Number: ~~82-4~~991

GOLDEN HOPE MINES LIMITED 082-03023

1320- 4 King Street West
Toronto, ON M5H 1B6


09047168

Tel.: 416-363-1240
Fax: 416-864-0175

SUPPL

August 31, 2009

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.
U.S.A. 20549

Gentlemen:

Enclosed is information, which *Golden Hope Mines Limited* has made public pursuant to the laws of the Provinces of Ontario, Quebec, Alberta and British Columbia, Canada.

The following materials are being furnished pursuant to Rule 12g3-2(b):

(a) Unaudited financial statements dated June 30, 2009
(b) Management Discussion & Analysis dated June 30, 2009

Please contact the undersigned if you have any questions.

Yours truly,
Golden Hope Mines Limited

Ronald Haller
Secretary

GOLDEN HOPE MINES LIMITED
(INCORPORATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO)
BALANCE SHEET
(Unaudited without review by auditor)

	June 30, 2009	Dec 31, 2008
ASSETS		
Current		
Cash and cash equivalents	$ 7,014	$ 426,494
Tax credits receivable (Note 2)	862,010	260,542
Sales tax recoverable	23,374	45,816
Loans receivable (Note 3)	61,400	56,400
Prepaid expenses and sundry assets	-	11,000
	953,798	800,252
Mining claims and deferred exploration expenditures (Note 4)	10,946,100	11,168,286
	$11,899,898	$11,968,538
LIABILITIES		
Current		
Accounts payable and accrued liabilities (Note 5)	$ 310,658	$ 293,500
Long-term debt – current portion (Note 6)	160,000	125,000
	470,658	418,500
Long term debt (Note 6)	-	60,000
Future income taxes (Note 7)	770,000	776,000
	1,240,658	1,254,500
SHAREHOLDERS' EQUITY		
Share capital (Note 9)		
Authorized:		
Unlimited common shares		
Issued:		
67,494,323 common shares		
(2008 – 63,208,609)	16,278,070	16,102,070
Contributed Surplus	3,544,866	3,544,866
Deficit	(9,163,696)	(8,932,898)
	10,659,240	10,714,038
	$ 11,899,898	$11,968,538

See accompanying notes

GOLDEN HOPE MINES LIMITED
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009
(Unaudited without review by auditor)

	2009	2008
Revenue:		
Interest earned	$_____ -	$__ 8,680
Expenses:		
Shareholders' information	100,024	184,000
Property investigation	-	133,994
Management fees and salaries	126,143	119,145
General and administrative	110,631	78,683
	336,798	515,822
Net loss before income taxes	336,798	507,142
Income tax recovery	106,000	182,000
Net loss for the period	230,798	325,142
Deficit, beginning of period	8,932,898	8,255,375
Deficit, end of period	$9,163,696	$8,580,517
Loss per common share	$__ 0.004	$__ 0.007
Weighted average number of common shares during the period	64,487,220	49,990,213

See accompanying notes

GOLDEN HOPE MINES LIMITED
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2009
(Unaudited without review by auditor)

	2009	2008
Revenue:		
Interest earned	$ -	$ 1,463
Expenses:		
Shareholders' information	60,283	93,100
Property investigation	-	69,139
Management fees and salaries	61,922	72,145
General and administrative	80,293	25,460
	202,498	259,381
Net loss before income taxes	202,498	258,381
Income tax recovery	65,000	182,000
Net loss for the period	137,498	76,381
Deficit, beginning of period	9,026,198	8,504,136
Deficit, end of period	$9,163,696	$8,580,517
Loss per common share	$ 0.003	$ 0.002
Weighted average number of common shares during the period	65,751,780	50,527,714

See accompanying notes

GOLDEN HOPE MINES LIMITED
STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009
(Unaudited without review by auditor)

	2009	2008
CASH PROVIDED BY (USED IN):		
Operations:		
Net loss	$ (230,798)	$ (325,142)
Future income taxes, an item not involving cash	(106,000)	(182,000)
	(336,798)	(507,142)
Changes in non-cash components of working capital		
Increase in tax credits receivable	(601,468)	(420,490)
Decrease in sales tax receivable	22,442	113.372
Decrease (increase) in loans receivable	(5,000)	75,000
Decrease in prepaid expenses	11,000	66,716
Increase (decrease) in accounts payable	(7,842)	237,230
	(917,666)	(435,314)
Financing Activities:		
Sale of common shares for cash	300,000	436,000
Value of common shares issued in consideration for resource properties	-	44,000
Agents' commissions	(24,000)	(32,250)
Increase in long-term debt	-	499,000
	276,000	946,750
Investing Activities:		
Government grants	601,468	420,490
Mining claims and deferred exploration expenditures	(379,282)	(1,382,380)
	222,186	(961,890)
Decrease in cash	(419,480)	(450,454)
Cash, beginning of period	426,494	775,577
Cash, end of period	$ 7,014	$ 325,123

See accompanying notes

GOLDEN HOPE MINES LIMITED
STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2009
(Unaudited without review by auditor)

	2009	2008
CASH PROVIDED BY (USED IN):		
Operations:		
Net loss	$ (137,498)	$ (76,381)
Future income taxes, an item not involving cash	(65,000)	(182,000)
	(202,498)	(258,381)
Changes in non-cash components of working capital		
Increase in tax credits receivable	(601,468)	(420,490)
Decrease (increase) in sales tax receivable	(5,915)	80,659
Decrease in loans receivable	-	20,000
Decrease in prepaid expenses	10,000	36,921
Increase in accounts payable	48,496	216,460
	(751,385)	(324,831)
Financing Activities:		
Sale of common shares for cash	300,000	430,000
Agents' commissions	(24,000)	(32,250)
Increase in long-term debt	-	499,000
	276,000	896,750
Investing Activities:		
Government grants	601,468	420,490
Mining claims and deferred exploration expenditures	(241,689)	(1,025,600)
	359,779	(605,110)
Decrease in cash	(115,606)	(33,191)
Cash, beginning of period	122,620	358,314
Cash, end of period	$ 7,014	$ 325,123

See accompanying notes

GOLDEN HOPE MINES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2009
(Unaudited without review by auditor)

1. Summary of Significant Accounting Policies

Nature of operations

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development, future profitable production and the support of the Company's trade creditors.

The financial statements do not give effect to any adjustments to the amount of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the ordinary course of business.

Cash and cash equivalents

Cash and cash equivalents comprise cash, bank balances and highly-liquid short-term investments initially maturing within three months of their acquisition date.

Credit on mining duties refundable and refundable tax credit for resources

The Company is eligible for a refundable credit on mining duties under the Quebec Mining Duties Act. This refundable credit on mining duties is equal to 12% of expenses incurred for mining activities in Quebec and is recognized as a credit under deferred expenditures.

The Company is also eligible for a refundable tax credit for resources for mining industry companies in relation to eligible expenses incurred. The refundable tax credit for resources represents up to 38.75% of the amount of eligible expenses incurred. The tax credit is recognized as a credit under deferred expenditures.

Mining claims and deferred exploration expenditures

Mining claims are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mining claims are deferred net of government assistance received, until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of claims abandoned or sold and the deferred exploration costs relating to claims abandoned or sold are charged to operations in the current year.

If, in the opinion of management, the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three year period there is a presumption of impairment and, accordingly, the carrying values will be written down to a nominal carrying value.

Use of estimates

The preparation of the Company's financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Stock based compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments." This standard requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting.

Flow-through shares

The Company will from time to time issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital will be reduced and a future tax liability will be recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the renunciations are made.

Earnings per share

Basic income per share is computed using the weighted average number of common shares outstanding during the year. Diluted income per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

Foreign currency translation

The monetary assets and liabilities of the Company denominated in foreign currencies are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Exchange gains or losses are included in operations.

Accounting changes

The CICA issued section 1506 of the CICA Handbook, *Accounting Changes*, which establishes criteria for changing accounting policies and describes how to apply changes in accounting policies, accounting estimates, and changes resulting from the correction of errors. These changes, including the related disclosure requirements, came into effect as of January 1, 2007 and did not impact these financial statements.

Financial instruments

Financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as "held-for-trading", "available-for-sale" financial assets, "held-to-maturity", "loans and receivables", or "other" financial liabilities. Held-for-trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period. Available-for-sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the assets is removed from the balance sheet. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net income for the period, unless the instrument is a cash flow hedge and hedge accounting applies, in which case changes in fair value are recognized in other comprehensive income.

Changes in accounting policy and future policy changes

Capital disclosures

On January 1, 2008, the Company adopted the CICA Handbook Section 1535 "Capital Disclosures". The adoption of this standard requires specific disclosure of (i) an entity's objectives policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The required disclosures are presented in note 13.

Inventory

On January 1, 2008, the Company adopted CICA Handbook Sections 3031, "Inventories", which eliminates the use of LIFO (last-in-last-out) based valuation approach for inventory. As the Company at this time did not hold any inventory, the adoption of this standard did not have an impact on the Company's net loss or financial position.

Financial instruments – disclosures and presentation

On January 1, 2008, the Company adopted CICA Handbook Section 3862 "Financial Instruments – Disclosures" and CICA Handbook Section 3863 "Financial Instruments – Presentation". The adoption of these standards increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Goodwill and intangible assets

As of January 1, 2009, the Company will be required to adopt the CICA Handbook Section 3064, "Goodwill and Intangible Assets", which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard should not have a material impact on the Company's financial statements.

2. Tax Credits Receivable

Quebec refundable credit on mining duties at 12%:	June 30, 2009	Dec 31, 2008
2005	$ 9,529	$ 9,529
2006	106,845	106,845
2007	144,168	144,168
2008	171,848	-
	432,390	260,542
Quebec Corporation Tax refundable credit for resources at 30%:		
2008 (received July 20, 2009)	429,620	-
	$ 862,010	$ 260,542

3. Loans Receivable

	June 30, 2009	Dec 31, 2008
Loan receivable is due from Optimus Asset Management Inc., a company related to a shareholder and director of the Company. The loan is non-interest bearing, unsecured and due on demand.	$30,000	$30,000
Loans receivable from shareholders and officers of the Company, are non-interest bearing, unsecured and will be repaid with the year.	31,400	26,400
	$ 61,400	$ 56,400

4. Mining Claims and Deferred Exploration Expenditures

	Opening	Additions	Government Grants	Closing
Bellechassee, Panet and Ware Townships				
Acquisition	$ 1,093,853	$ 41,000	$ -	$ 1,093,853
Exploration	9,907,522	338,282	(601,468)	9,644,336
Pembroke, Maine, USA				
Acquisition	166,911	-	-	166,911
	$ 11,168,286	$379,282	$ (601,468)	$ 10,946,100

Bellechasse, Panet and Ware Townships Property

The Company holds a block of contiguous claims subject only to a 10% net profit royalty. The claims were acquired from Gold Belt Mining Ltd.

Pursuant to an agreement dated August 13, 1990, as amended, the Company acquired an option to earn a 100% interest in 4 claims for $400,000, subject only to a 5% net profits royalty on net profits in excess of $250,000.

On November 19, 2007, the Company acquired the remaining interest in claims located in Bellechasse Township, Quebec, for $275,000 on the following terms: (i) the issue of 166,668 common shares of the Company valued at $0.30 for $50,000 in order to earn an additional 25% interest; (ii) $100,000 cash payable on or before May 10, 2008 in order to earn an additional 25% interest and (iii) $125,000 cash payable on or before November 28, 2008 in order to earn the remaining 25% interest. The claims are subject only to a 5% net profit royalty on net profits in excess of $250,000. During 2008, the Company renegotiated the payment terms of the agreement. Under the new terms of the Company will earn the remaining 50% interest by June 30, 2010. The balance of the purchase price is included in long-term debt.

On March 3, 2008, the Company acquired five additional contiguous claims located in Bellechasse Township, Quebec on the following terms: (i) $25,000 cash payment and the issue of 200,000 common shares of the Company valued at $0.22 for $44,000 upon signing the agreement and (ii) the issue of 200,000 common shares of the Company valued at $0.22 for $44,000 on or before December 31, 2008. The claims would not be subject to any royalties.

On May 14, 2008 and as amended on September 5, 2008, the Company entered an options agreement to acquire twenty-two additional contiguous claims located in Bellechasse Township, Quebec on the following terms; (i) $25,000 cash payment and the issue of 80,000 common shares valued at $0.16 for $12,800 upon signing the agreement; (ii) $35,000 cash payment, the issue of 120,000 common shares valued at a deemed price to be determined as being the closing price of the common shares of the Company on the TSX Venture Exchange on the day before June 6, 2009 and property expenditures of $50,000 on or before June 6, 2009; (iii) $75,000 cash payment, the issue of 150,000 common shares valued at a deemed price to be determined as being the closing price of the common shares of the Company on the TSX Venture Exchange on the day before June 6, 2010 and property expenditures of $75,000 on or before June 6, 2010 and (iv) property expenditures of $100,000 on or before June 6, 2011. The claims would be subject to a royalty in favor of the optionors of 3% of the net smelter returns from mineral substances extractd from the property. The Company shall have the right to purchase the first 2% of the royalty for $500,000 per 1%. The total cost of the first 2% will be $1,000,000. The final 1% of the royalty can be purchased for a total sum of $3,000,000.

The property now consists of approximately 1,300 claims for a total of 47,837 hectares (118,205 acres).

Pembroke, Maine, USA

Pursuant to an agreement dated October 1, 2007, the Company had purchased the surface rights in certain properties located in Pembroke in the state of Maine, U.S.A. and described as follows:

Mains Properties - containing approximately 160 acres.

Gardner Property - containing approximately 67 acres.

Part of Wilder Properties - containing approximately 15 acres.

The properties were acquired for $122,375 ($125,000 USD).

On May 15, 2007, the Company reached a settlement agreement for the purchase of the land located in Pembroke, Washington County, U.S.A., being the northwestern half of lot number six (6) in the fourth (4th) range, containing approximately 100 acres, from Irene and Gary Moore, for a total settlement amount of $41,056 ($36,000 USD).

5. Accounts payable and accrued liabilities

Included in accounts payable is an accrual for a judgement rendered on December 2, 2004 against the company in the amount of $79,833. At June 30, 2009, this amount is still outstanding and bears interest plus costs.

6. Long term debt

	June 30, 2009	Dec 31, 2008
Liability for the purchase of mining claims in Bellechasse Township, Quebec (Note 4)	$ 160,000	$ 185,000
Less: Current portion	160,000	125,000
	$ -	$ 60,000

7. Income taxes

The tax effect of significant temporary differences representing future tax liability is as follows:

Future income tax liabilities	June 30, 2009	Dec 31, 2008
Renounced expenditures	$ 1,782,000	$ 1,674,000
Operating loss carry forwards	(902,000)	(796,000)
Share issue costs	(110,000)	(102,000)
	$ 770,000	$ 776,000

As at June 30, 2009, the Company has losses carried forward which are deductible from future income tax purposes and the losses expire as follows:

2009	$99,000
2010	197,000
2014	142,000
2025	91,000
2026	138,000
2027	945,000
2028	964,000
	$2,576,000

As at June 30, 2009, the Company had exploration and development expenses totaling approximately $5,748,000 available to reduce future years' taxation income.

8. Related party transactions

By directors' resolution dated April 9, 2008, it was resolved that the President of the Company be paid a salary of $150,000 per year.

The Company paid a salary in the amount of $78,143 (2008 - $71,145 management fees and salaries) to the President of the Company.

. The Company was charged management fees in the amount of $48,000 (2008 - $48,000) by 9132-8757 Quebec Inc., a company owned by the Vice-President of the Company.

During the period, the President of the Company was entitled to reimbursement of expenses of $14,258 (2008 - $31,735).

During the period, the Vice-President of the Company was entitled to reimbursement of expenses of $14,583 (2008 - $7,760).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. Share capital

Common shares

	Number of Shares	Amount
Balance, December 31, 2008	63,208,609	$16,102,070
Issued on flow-through private placement	4,285,714	300,000
Agent's commission	-	(24,000)
Reduction for future income tax liabilitiy	-	(108,000)
Tax benefits of share issue costs	-	8,000
Balance, June 30, 2009	67,494,323	$16,278,070

On May 6, 2009, the Company issued 4,285,714 flow-through common shares of a private placement at a price of $0.07 per share for $300,000. In conjunction with this placement, the Company paid commissions of $24,000 and issued brokers warrants to purchase 2,142,857 common shares at a price of $0.25 per share for the first 12 months and thereafter at a price of $0.50 for a period of 12 months, expiring May 6, 2011.

On July 3, 2009, the Company completed the first tranche of a non-brokered private placement of up to $300,000 by issuing 600,000 flow-through common shares at a price of $0.06 per share and 1,016,666 units at a price of $0.06 per unit for $97,000. Each unit is comprised of one common share and one-half of one common share purchase warrant (each whole warrant, a warrant) to purchase 508,333 common shares at a price of $0.12 for a period of 24 months, expiring July 3, 2011.

Warrants

At June 30, 2009, the following warrants were outstanding:

Warrants	Price	Expiry
139,750	$0.24	December 7, 2009
114,706	0.24	January 11, 2010
571,428	0.07	December 12, 2009
	0.10	December 12, 2010
2,142,857	0.25	May 6, 2010
	0.50	May 6, 2011
2,968,741		

10. Stock based compensation

A summary of the status of the Company's employee stock option plan as of June 30, 2009 and 2008 and changes during the periods then ended are as follows:

	Number of options	2009 Weighted Average Exercise Price	Number of options	2008 Weighted Average Exercise Price
Outstanding, beginning of period	5,086,000	$ 0.33	5,165,000	$ 0.32
Issued during the period	875,000	0.12	200,000	0.35
Exercised during the period	-	-	(40,000)	(0.15)
Expired during the period	(1,444,000)	(0.29)	(189,000)	(0.14)
Outstanding, end of period	4,517,000	$ 0.30	5,136,000	$ 0.33

At June 30, 2009, the following employee stock options were outstanding:

Options	Price	Expiry
50,000	0.20	July 6, 2009 (expired)
32,000	0.20	April 4, 2010
100,000	0.25	May 19, 2010
3,460,000	0.35	September 30, 2010
350,000	0.12	May 19, 2011
525,000	0.12	February 17, 2012

11. Commitments

By option agreement dated May 14, 2008 and as revised on September 5, 2008 (Note 4) the Company was granted an option to acquire a 100% undivided interest in certain mining claims in Bellechasse Township, Quebec. In order to earn the interest the Company is obligated to make cash payments, issue common shares and incur exploration expenditures as follows:

	Cash	Shares	Property expenditures
2009	$ 50,000	150,000	$ 10,000
2010	75,000	200,000	150,000
2011	-	-	250,000
	$ 125,000	350,000	$ 410,000

During 2008, a claim was filed against the Company by a vendor. The action alleges an unpaid debt owing to the vendor totaling $108,120 and an additional unspecified amount of damages. Management assessed that its premature to determine the likely outcome of this action. Included in accounts payable is $73,868 payable to the vendor.

12. Financial instruments

The Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accoounts receivable and loans receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and long-term debt are classified as other financial instruments.

The Company has no "other comprehensive income" during the period ended June 30, 2009.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

Currency risk

The Company's property interests in United States make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the US Dollar, the

Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

Credit risk

The Company's cash and cash equivalents are held in Canadian and U.S. financial institutions. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company's accounts receivable consists primarily of goods and services tax due from the federal government of Canada.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities and other accounts payable are due within the current operating period.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash equivalents is limited because they are generally held to maturity.

13. Management of capital risk

The Company defines capital that it manages as the aggregate of its shareholders' equity. The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristic of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisitions, selected with regards to the expected timing of expenditures from continuing operations.

The Company is currently assessing financing alternatives for its exploration plans and operations through its current operating period.

14. Comments for U.S. readers

Differences in the Generally Accepted Accounting Principles ("GAAP") between those utilized in Canada and those utilized in the United States create differences in the treatment of certain transactions and the disclosures contained in the financial statements. Accordingly, disclosure of those differences and reconciliation with United States accounting practices is appropriate for United States readers of the financial statements.

The financial statements of the Company for the three month period ended June 30, 2009 and the year ended December 31, 2008 have been prepared in accordance with the generally accepted accounting principles as applied in Canada (Canadian "GAAP"). In the following respects, generally accepted accounting principles as applied in the United States ("U.S. GAAP") differ from those applied in Canada.

There would be no adjustments needed to arrive at net loss for the three month period ended June 30, 2009 and the year ended December 31, 2008 if U.S. GAAP were employed. Similarly, there would be no adjustments needed to arrive at shareholders' equity as at June 30, 2009 and December 31, 2008 if U.S. GAAP were employed.

Accounting for future (deferred) income tax

The significant differences between U.S. GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology. Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse. Under U.S. GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws. As at June 30, 2009 and December 31, 2008, the difference in rate determination did not result in any adjustments from Canadian to U.S. GAAP since any deferred tax assets were not considered more likely than not to be realized and , accordingly, a full valuation allowance was recorded on such assets.

Contributed surplus

There is a difference between U.S. GAAP and Canadian GAAP for contributed surplus with respect to terminology. Under U.S. GAAP, contributed surplus is called "additional paid in capital".

15. Statement of Shareholders' Equity

	Common Shares	Amount	Contributed Surplus	Deficit	Total
Balance, December 31, 2006	44,931,579	14,578,137	$ 2,379,682	$(5,773,711)	$ 11,184,108
Sale of common shares for cash	4,152,800	725,560	-	-	725,560
Common shares issued on settlement of debt	380,000	57,000	-	-	57,000
Common shares issued for mining claims	166,668	50,000	-	-	50,000
Reduction for future income tax liability	-	(722,400)	-	-	(722,400)
Fair value of stock based compensation	-	-	1,422,264	-	1,422,264
Reallocation on exercise of options and warrants	-	350,525	(350,525)	-	-
Net loss	-	-	-	(2,481,664)	(2,481,664)
Balance, December 31, 2007	49,631,047	15,038,822	3,451,421	(8,255,375)	10,234,868
Sale of common shares for cash	13,097,562	1,576,000	-	-	1,576,000
Common shares issued for mining claims	480,000	100,800	-	-	100,800
Agents' commissions	-	(113,150)	-	-	(113,150)
Reduction for future income tax liability	-	(499,000)	-	-	(499,000)

Tax benefit of share issue costs	-	49,000	-	-	49,000
Fair value of stock based compensation	-	-	43,043	-	43,043
Fair value of warrants	-	(50,402)	50,402	-	-
Net loss	-	-	-	(677,523)	(677,523)
Balance, December 31, 2008	63,208,609	16,102,070	3,544,866	(8,932,898)	10,714,038
Sale of common shares for cash	4,285,714	300,000	-	-	300,000
Agent`s commission	-	(24,000)	-	-	(24,000)
Reduction for future income tax liability	-	(108,000)	-	-	(108,000)
Tax benefit of share issue costs	-	8,000	-	-	8,000
Net loss	-	-	-	(230,798)	(230,798)
Balance, June 30, 2009	67,494,323	$16,278,070	$3,544,866	$(9,163,696)	$10,659,240



GOLDEN HOPE
MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

Six month period ended June 30, 2009

Introduction:

This Management's Discussion and Analysis ("MD&A") of results of operations and financial condition of Golden Hope Mines Limited ("Golden Hope" or "the Company") describes the operating and financial results of the Company for the six month period ended June 30, 2009. The MD&A supplements do not form part of the Financial Statements of the Company and should be read in conjunction with Golden Hope's audited Financial Statements and related notes for the year ended December 31, 2008 and unaudited Financial Statements and related notes for the six month period ended June 30, 2009.

The Company prepares and files its Financial Statements in accordance with Canadian generally accepted accounting principles ("GAAP"). All dollar amounts herein are in Canadian currency unless otherwise specified.

Forward-looking Statements

Certain statements contained in this MD&A constitute forward-looking statements. The use of any of the words "believe", "expect", "estimate", "will", "should", "intend" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes these expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward looking statements included herein should not be unduly relied upon. The forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A and, accordingly, is subject to change after such date. We expressly disclaim any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

Date of MD&A

This MD&A was prepared using information that is current as at August 27, 2009, unless otherwise stated.

Overall Performance

Golden Hope Mines Limited is a junior mining company focused on the exploration acquisition and development of potentially large-scale gold and base metal projects with both underground and open-pit mining potential. Golden Hope's projects are located in Quebec, Canada.

Mineral Properties

The Company's exploration focus is a large group of mineral claims in the Bellechasse – Chaudière area of Quebec, Canada (south east of Quebec City).

Bellechasse Gold Project

The 100% owned Bellechasse property is located south east of Quebec City at the end of the Appalachian range of mountains. The property consists of approximately 900 claims totaling 38,740ha (95,727 acres). It covers over 85% of a known mineralized belt. The Quebec property covers an area of continental collision in which transform faulting is common. Locally, this collision terrain is part of the Appalachian Mountain fold belt. Widespread gold mineralization has historically been found between Bellechasse and west of the Chaudière River.

Mineralization with potential economic interest is hosted in zones of fracturing and brecciation in the older intrusives or other pre-existing competent rocks in structural features related to regional trans-current/transform faults.

Regional prospecting has located a series of post-Taconic ultrabasic bodies with associated alteration zones that contain base and precious metals. A detailed examination including mapping, sampling and diamond drilling is underway.



Claim map as of June 30, 2009

Background Information

Timmins Gold Deposit

The Timmins gold zone is hosted by an early diorite intrusive emplaced in Lower Palaeozoic sediments of southeastern Quebec. Gold was first confirmed in the Bellechasse area in 1950, and the Ascot and Timmins 1 zones were discovered at that time.

A third mineralized body was indicated by shallow diamond drilling in 1952 and referred to as the Timmins South Zone (now called Timmins 2). Due to thick overburden, trenching did not reach bedrock and the mineralized zone was not exposed. Little subsequent work was done until the current program began in the fall of 2006.

The Timmins 1, Timmins 2, and Ascot zones appear to be parts of one structural system. These three mineralized zones lie within an area measuring approximately 150 meters by 450 meters.

Management believes that, because of the geological setting, these mineralized zones show potential for significant continuity to depth (at least 1,000 meters). The deepest diamond drill hole at Timmins 1 reached 308 metres below surface and confirmed vertical continuity of the mineralized system.

The Ascot Zone in Lot 10, Range 2 Bellechasse Township has been exposed by trenching along a strike length of 210 metres where the overburden cover is less than two metres, and channel sampling of the exposed portion will be completed shortly. Additional trenching to the west and to the east followed by diamond drilling for structure and possibly large-diameter drilling to establish grade is planned.

Timmins Gold deposit (Quebec):

Exploration program 2008:

In the past two years much has been achieved in defining and expanding the promising Timmins gold prospects and identifying the geological environments in which that style of mineralization may be repeated elsewhere within the Company's property in the Bellechasse belt of southeastern Quebec.

Timmins Gold Deposit Highlights:

2006: Large diameter down-hole hammer drilling yielded up to 12g/t Au; first results from the newly formed team.

2007: Diamond drilling and trenching on mineralization near the historic Timmins Zone identified a predicted Timmins 2 Zone. T2 is the structural twin of the original mineralized intrusive discovered in 1952. 40 metres of trench sampling was also completed on T1. Samples of ~80kgs for each metre of trench returned a continuous 3.8 g/t Au over 38m. These results confirm that with larger samples, grades increase substantially (almost 80% higher) when compared to the 2003 and 2004 diamond drill assays results.

Assays on T2 diamond drill core yields up to 7.5g/t Au over 6.45m.

2008: Extensive diamond drilling program on T2 intrusive identified two distinct mineralized zones. The interpretation of the data significantly increased the size of the T2 mineralized structures and has allowed a much better understanding of the Timmins style mineralization. Result highlights include 8m of 3.48g/t Au. A large trench/pit was blasted at the onset of winter and will be sampled in the spring of 2009. Large samples (200 to 300+ kg) will be crushed to ½ inch. Sub-samples will be taken to our warehouse for further crushing, splitting and 1kg samples sent for standard fire assays. Results will be published when available.

May 2009: Release of Progress Report on the Timmins Gold Deposit. (Press release of May 20th 2009) Highlights of report:

- It is reasonable to expect the mineralized structures to extend beyond the economic limit of mining which, considering current costs and the price of gold, is estimated to be about 1,000 metres below surface

- Results of sampling diamond drill cores from Timmins 1 suggest an average grade in the order of 2 g/t. Bulk sampling in a 2007 trench returned an average of about 3.8 g/t and -suggests the true gold content exceeds drill indicated values.
- The 'cores' of the mineralized zones suggest a tonnage potential of 18,700 tonnes per vertical metre and 30,000 tonnes per vertical meter if adjacent less intensely-mineralized material is included (18.7 to 28 millions tonnes to a depth of 1000 meters).

The complete report is available on our website at www.goldenhopemines.com

Compilation of 50 years of data shows higher grade mineralized zones in Timmins 1 and 2 that appear to have horizontal and vertical continuity. They also demonstrate excellent potential for these zones to extend horizontally outside of current explored areas and to depth.

Extensive structural mapping of the Bellechasse belt has defined criteria to identify other 'Timmins type' mineralized zones. Three potential Timmins type intrusives have been identified in the Bellechasse belt by mapping and the completion of our 2008 structural interpretation. The limits of one target anomaly have been defined by a geochemical survey that rated the potential for gold mineralization at 4.5 out of 6. The two other target areas will be tested in a similar fashion in 2009.

Throughout the spring, summer and fall of 2008, an extensive exploration program was continued on the Bellechasse - Chaudière group of claims in Quebec.

The goals of the program were as follows:
☐ Define the extent of the mineralization on the Timmins 2 deposit below surface
☐ Map and explore at surface the multiple ultramafic targets staked in 2007 – 2008
☐ Select potential ultramafic and other regional targets for follow-up drill testing

In the spring of 2008, a regional structural and geophysical study was completed. The results are an important guide for the current exploration program.

A new drill program was announced on June 19th, 2008. The first phase was designed to further define the structure, continuity, and extent of mineralization at depth in the Timmins 2 gold-bearing zone.
The program continued throughout the summer as the drilling confirmed the continuity of structure and mineralization. Logging of the cores shows geology similar to Timmins 1 as well as multiple occurrences of visible gold from near surface to approximately 200 metres depth reached by the deepest holes.

Result highlights include:
8 meters 3.48 g/t Au average
4 meters of 3.42 g/t Au average
4 meters of 2.317 g/t Au average
2 meter of 2.26 g/t Au average

Hole BD 2008-92, the deepest hole drilled into the Timmins 2 zone, in addition to 4.35g/t in a six meter core section beginning at 130m returned 1.36 g/t Au over one meter of core at 300m demonstrating that mineralization is open at depth. More complete results are published in the table below as well as on our website. Cross sections of the Timmins 2 mineralized zones are also posted on our website.

The 2008 program allowed our technical team to better define the geology and structure of the Timmins gold deposit adjacent to previous positive drill results obtained during the 2007 diamond drilling program.

We now have two mineralized intrusives: Timmins 1 which is the historical deposit found in 1952 and Timmins II which was uncovered by GNH in 2007 and partially defined by diamond drilling in 2008.

Both mineralized intrusives contain horizontal (flats) and vertical to steeply dipping auriferous quartz veins. Gold is present in small clusters of nuggets. Both in T1 and T2, the vertical to steeply veins, are traceable over significant distances (metres) and returned higher assay results. In the 2008 drill program, a vein system dipping southeast at approximately 70 degrees has been traced down-dip sub-parallel to the southeast intrusive contact.

During the 2008 program, GNH also completed a geochemical soil survey on a target with Timmins-style mineralization. The target received a 4.5 rating out of 6. This is very encouraging and will be followed by additional exploration work in 2009.

Stripping/drilling, mapping and sampling of this prospect will be part of the 2009 exploration program.

Two additional areas favourable for hosting Timmins type deposits have been identified from the efforts of the past two years and warrant similar geochemical sampling with detailed follow-up investigations.

Results of 2008 Diamond Drill Program on Timmins II:

Hole No.	From (m)	To (m)	Interval (m)	Au Result (g/t)
BD2008-79	86	87	1.000	1.310
BD2008-80	122	123	1.000	1.465
BD2008-82	198.5	199.5	1.000	1.035
BD2008-83	130.0	131.0	1.000	1.989
BD2008-84	76.0	77.0	1.000	1.009
and	94.0	95.0	1.000	1.275
BD2008-86	41	45	4	3.418
including	42	43	1.000	8.539
and	60.0	61.0	1.000	1.778
BD2008-87	13.0	14.0	1.000	3.633
and	22.0	24.0	2.000	1.515
and	27.0	29.0	2.000	2.263
and	40.0	42.0	2.000	1.811
BD2008-88	20.0	22.0	2.000	1.028
and	46.0	50.0	4.000	2.317
including	46.0	47.0	1.000	6.746
and	63.0	64.0	1.000	6.727
BD2008-90	14.0	14.5	0.500	9.299
and	29.5	30.5	1.000	2.036
and	48.0	49.0	1.000	7.423
BD2008-92	132.0	140.0	8.000	3.477
including	138.0	139.0	1.000	8.891
and	182.0	185.0	3.000	1.301
and	187.0	188.0	1.000	1.105
and	204.0	205.0	1.000	1.263

and	210.0	211.0	1.000	2.576
and	300.0	301.0	1.000	1.367

GNH systematically reprocesses positive drill samples with total pulp metallic preparation in order to lessen the nugget effect.

Map of mineralized zones on Timmins 1 and 2



Ascott Vein

A total of 68 preliminary samples were collected from seven trenches across the Ascot vein, which is part of the large Timmins gold deposit (see accompanying maps). Sample weights ranged from approximately seven to 37 kg, for a total of 1,473 kg. Each sample was crushed, quartered, and four cuts of one kg each were sent for standard fire assay at Eastern Analytical Limited of Springdale, Newfoundland.

Individual assays ranged from 0 to 34 g/t, while the weighted average gold content for those of the 68 samples taken from within the vein range from mineralized background (more than 150 ppb) to a maximum of 4.38 g/t.

Partnership: In 2009 Golden Hope Mines is actively seeking a partner to bring the Timmins Deposit to feasibility as well as continue its exploration work on the rest of the Bellechasse belt. Golden Hope has already defined one additional Timmins type target as well as exploring several other potential Timmins type targets along the Bellechasse Belt. A joint venture partenership will allow our geological team to continue its work on Timmins as well as continuing its exploration work on the highly prospective ultramafic intrusives.

Ultramafic:

The relation between the placer gold deposits of the Chaudiere River and tributaries with ultrabasic rocks is under investigation in the course of exploring these intrusives for base and precious metals.

Following the prompt completion of drilling on the Timmins zones, the equipment was moved to test several other key and highly promising ultramafic targets in the Bellechasse-Chaudière property.
The large number of claims staked and acquired to cover ultramafic in the last twelve months is the focus of this year's exploration program.

Field work on the ten ultramafic targets is ongoing at the known mineral showings within the claims and will extend along the observed/interpreted contacts, with special attention to areas of structural disturbance that may provide favourable conditions for mineral accumulation. Historical data together with results of an extensive geophysical and structural study have defined priority drill targets.

Ultramafic rocks are generally enriched in copper, nickel, cobalt, gold, silver, and platinum group metals. Under favourable conditions, alteration of ultramafic rocks to serpentinites is accompanied by release of water, silica, and carbonates that can collect, transport, and re-deposit these metals.

Our experience with mineralization associated with serpentinites led the Company to investigate several in the Bellechasse–Chaudière area. Early results indicate that the geochemical processes that have resulted in development of cobalt and nickel deposits, for example those at Bou Azzer, Morocco, were active in south-eastern Quebec, as indicated by the Eastern Metals copper and nickel bodies near St Fabien, Quebec.

The association of gold with serpentinized rocks was observed at Bou Azzer in extensive, but not particularly obvious silicification of both the wall rocks and, to a lesser extent, of the ultrabasic bodies themselves. Justification for this part of the exploration program lies in the gold mineralization observed along the contacts of the serpentinites. The Company has an estimated 100+ kilometers of serpentinite contact to explore.

Fall 2007: Golden Hope stakes approximately 600 claims on a series of ultramafic intrusives adjacent and along strike from the Bellechasse belt. Objective: explore these for classic Cu, Co, Ni, PGM and secondary Au combination deposits. Gold derived from the Ultrabasics could be the source of the well known Beauce Placer deposits. These alluvial deposits were mined from the early 1800's into1950's.

2008: Acquires Chute de Bras claims and Rivière des Plante. Mapping and sampling of the smaller ultramafic intrusives and Chute de Bras was completed with over 800 rock samples taken. A portion of the Chute de Bras prospect was mapped in detail.

Two diamond drill holes were completed on Rivière des Plante. One DDH tested a ground IP anomaly identified by the previous exploration program completed by Messers Venditelli and Gartner. The second drill hole confirmed an area of significant silicification reported in diamond drill logs dating from the 1950s. These drill holes did not contain economic mineralization. The core intersected several previously undocumented geological environments that can potentially host gold.

2009 program:
Mapping, bedrock and geochemical sampling will be completed over interesting sections of the ultramafic intrusions to identify drilling targets.

Rivière des Plante:
The 2009 program began in May and has included mapping and sampling. Samples are expected from the lab in the third quarter of 2009 and will form the basis of a potential drilling program. Expectations are for targets of primary Ni – Cu – Pt – Pd mineralization with associated Au.

Chute du Bras:
A more complete mapping of the very large Chute de Bras ultrabasic began in the spring of 2009. The usual rock and geochemical sampling will take place as well as a diamond drilling program on confirmed targets.

Coucou: VMS type target

This large base metal sulphide target (3.5 km long) was investigated by 8 diamond drill holes in late 2007. Assay results were not encouraging. Nevertheless, a 2008 regional geophysical study identified a more favorable area close to the area drilled as being highly prospective. This geophysical target area has undergone geochemical soil sampling. Lab samples are expected in the third quarter of 2009 and will form the basis of establishing targets for potential diamond drilling.

Other Potential Areas of Interest: A few of the ultrabasic intrusives sampled in 2008 (Ste Lucie and Talon) will be revisited with a better understanding of the regional setting allowing for more focused investigation.

Qualified Persons

Mr. James Tilsley P. Eng and Mr. Hendrick Veldhuyzen, P. Geo are both independent Qualified Persons under the standards set forth by National Instrument 43-101. and the Company's designated Qualified Persons for the purposes of mineral exploration.

Capital Resources

Financings

In 2008 GNH returned to the capital market to finance it's current exploration program. On June 6, 2008 it raised $430,000 through the issuance of 2,150,000 flow through shares at a price of 20 cents per share. On July 11, 2008 it raised $640,000 through the issuance of 3,764,706 flow through shares at a price of 17 cents per share.

On December 15, 2008 the Company completed a private placement by issuing 7,142,856 flow-through common shares to two limited partnerships associated with MineralFields Group at a price of $0.07 per share, for gross proceeds of $500,000.

On May 6, 2009, the Company issued 4,285,714 flow-through common shares of a private placement at a price of $0.07 per share for $300,000.00

On July 03, 2009, the Company completed the first tranche of a non-brokered private placement of up to $300,000 by issuing 600,000 flow-through common shares at a price of $0.06 per share for net proceeds of $61,000 and 1,016,666 units at a price of $0.06 per unit for net proceeds of $36,000. Each unit is comprised of one common share and one-half of one common share purchase warrant (each whole warrant, a warrant) to purchase 508,333 common shares at a price of $0.12 for a period of 24 months, expiring July 3, 2011.

The company will look to add to its treasury through additional financing efforts so as to continue working on it's exploration program.

During 2008, the Company received $420,000 of incentive payments from the Quebec Government related to the 2007 exploration campaign.

In 2009 the Company has received $429,620 of incentive payments from the Quebec Government related to the exploration program.

During the year ended December 31, 2007, 2,630,000 options were exercised to purchase common shares at a price of $0.15 per share for $394,500 cash, 400,000 options were exercised to purchase common shares at a price of $0.20 per share for $80,000 cash an additional 50,000 options were exercised to purchase common shares at a price of $0.35 per share for $17,500 cash and 1,452,800 warrants were exercised to purchase common shares at a price of $0.20 per share for $290,560 cash.

On February 22, 2008, 40,000 options were exercised by a Director to purchase common shares at a price of $0.15 per share for $6,000 cash.

As at June 30, 2009 the Company's cash, cash equivalents and short-term investments were $7014.

On February 18th 2009, Golden Hope announced the appointment of William C. Needham to its Board of Directors. Mr. Needham is Managing Director of ALCO, LLC, a corporate advisor to several developing companies. Over the years, Mr. Needham has served as an independent director to a number of public and private companies. He has served on both audit and compensation committees. Mr. Needham spent 12 years at

the investment-banking firm of Oppenheimer & Co., where he held numerous positions, including directing functions of the back office, the syndicate department, and as a registered broker, managing accounts of institutional and high-net-worth individuals and as a specialist in the firm's corporate leveraged buy-out business. Mr. Needham holds a BA degree from Wesleyan University, Middletown, Connecticut. Under an AIESEC Fellowship in international banking, he worked in England and Norway with Privatbanken A/S. The Board has granted incentive stock options to Mr. Needham to purchase 525,000 common shares of Golden Hope at a price of $0.12 per share for a period of three years ending February 17, 2012. Mr. Needham replaces Andre Douchane, who has stepped down from the board. Mr. Douchane has notified the president of Golden Hope Mines that he can no longer serve as a Director of the company due to his increased responsibilities and commitments with the other companies and boards that he serves on.

In August, 2009 the company announced the resignations of both Peter H. Smith and Gilles Dubuc as Directors. Mr. Smith notified the president of Golden Hope Mines that he could no longer serve on the Board due to his inceased responsibilities with his own junior exploration company as well as his other commitments. Mr. Dubuc notified the president of Golden Hope Mines that he could no longer serve on the Board due to health reasons.

In August 26, 2009 the company announced that Frank Candido would replace Louis Hoel as Interim President. Mr. Hoel will continue to serve as a Director on the Company's Board of Directors.

Results of Operations

Summary of Quarterly Results

The following tables set out financial performance highlights for the last eight quarters and were prepared in accordance with Canadian GAAP.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	30-Jun-09	31-Mar-09	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08	31-Dec-07	30-Sep-07
Revenues	$-	$-	$-	$155	$1.463	$7,217	$9,880	$24,588
Expenses	137,498	93,300	183,587	168,950	77,844	255,978	1,402,289	588,009
Net income (loss)	(137,498)	(93,300)	(183,587)	(168,795)	(76,381)	(248,761)	(1,392,409)	(563,421)
Net income (loss) per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.01	$(0.02)	$(0.01)
Cash flow from (used in) operations	(751,385)	(166,281)	(578,489)	93,808	(142,831)	(110,483)	(679,760)	(476,644)
Cash & cash equivalents, end of period	7,014	122,620	426,494	492,483	325,123	358,314	775,577	2,040,616
Assets	11,899,898	11,777,900	11,968,538	12,057,535	12,138,036	11,283,207	11,461,198	11,705,747
Long-term liabilities	0	60,000	60,000	0	0	0	0	0
Dividends	0	0	0	0	0	0	0	0

Summary of Annual Results

The following tables set out financial performance highlights for the past three fiscal years, prepared in accordance with Canadian GAAP.

	Twelve months ended December 31, 2008	Twelve months ended December 31, 2007	Twelve months ended December 31, 2006
Revenues	$8,836	93,446	$7,680
Expenses	686,359	2,575,110	1,431,932
Net income (loss)	(677,523)	(2,481,664)	(1,424,252)
Net income (loss) per share	$(0.01)	$(0.05)	$(0.05)
Cash flow from (used in) operations	(737,995)	(2,127,265)	(55,001)
Cash & cash equivalents, end of period	426,494	775,577	3,888,343
Assets	11,968,538	11,461,198	7,210,970
Long-term liabilities	60,000	0	0
Dividends	0	0	0

Golden Hope's operations during the six month period ended June 30, 2009 were focused on exploration. During the six month period ended June 30, 2009, the Company's expenses decreased to $230,798 from $333,822 for the six month period ended June 30, 2008 due to the continuous efforts by management to reduce overhead costs. For this reason, the Company's net loss for the six month period ended June 30, 2009 decreased to $230,798 from $325,142 for the six month period ended June 30, 2008.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Loans Receivable

	June 30, 2009	Dec 31, 2008
Loan receivable is due from Optimus Asset Management Inc., a company related to a shareholder and director of the Company. The loan is non-interest bearing, unsecured and due on demand.	$30,000	$30,000
Loans receivable from shareholders and officers of the Company, are non-interest bearing, unsecured and will be repaid with the year.	31,400	26,400
	$ 61,400	$ 56,400

Transactions with Related Parties

By directors' resolution dated April 9, 2008, it was resolved that the former President of the Company be paid a salary of $150,000 per year.

The Company paid a salary in the amount of $78,143 (2008 - $71,145 management fees) to the former President of the Company.

The Company was charged management fees in the amount of $48,000 (2008 - $48,000) by 9132-8757 Quebec Inc., a company owned by the Interim President of the Company.

During the period, the former President of the Company was entitled to reimbursement of expenses of $14,258 (2008 - $31,735).

During the period, the Interim President of the Company was entitled to reimbursement of expenses of $14,583 (2008 - $7,760).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Accounting Changes

The CICA issued section 1506 of the CICA Handbook, "Accounting Changes", which establishes criteria for changing accounting policies and describes how to apply changes in accounting policies, accounting estimates, and changes resulting from the correction of errors. These changes, including the related disclosure requirements, came into effect as of January 1, 2007 and did not impact the Company's financial statements.

Financial Instruments

Financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as "held-for-trading", "available-for-sale" financial assets, "held-to-maturity". "loans and receivables", or "other" financial liabilities. Held-for-trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period. Available-for-sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net income for the period, unless the instrument is a cash flow hedge and hedge accounting applies, in which case changes in fair value are recognized in other comprehensive income.

Change in Accounting Policies and Future Accounting Policy Changes

Capital Disclosures

On January 1, 2008, the Company adopted the CICA Handbook Sections 1535 "Capital Disclosures". The adoption of this standard required specific disclosure of (i) an entity's objectives policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The required disclosures are presented in note 13 of the unaudited Financial Statements for the three month period ended March 31, 2009.

Inventory

On January 1, 2008, the Company adopted CICA Handbook Sections 3031, "Inventories", which eliminates the use of a LIFO (last-in-last-out) based valuation approach for inventory. As the Company at this time did not hold any inventory, the adoption of this standard did not have an impact on the Company's net loss or financial position.

Financial Instruments – Disclosures and Presentation

On January 1, 2008, the Company adopted CICA Handbook Section 3862 "Financial Instruments – Disclosures" and CICA Handbook Section 3863 "Financial Instruments – Presentation". The adoption of these standards increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Goodwill and Intangible Assets

As of January 1, 2009, the Company will be required to adopt the CICA Handbook Section 3064, "Goodwill and Intangible Assets", which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard should not have a material impact on the Company's financial statements.

Risk Considerations

Nature of Mineral Exploration and Development Projects

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that exploration efforts will continue to be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the Company's level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities.

Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of resources or reserves. Whether a resource deposit will ultimately be commercially viable depends on a number of factors, including the particular attributes of the deposit such as the deposit's size; its proximity to existing infrastructure; financing costs and the prevailing prices for the applicable minerals. Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns could differ significantly from those estimated for a project before production. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production often can occur. The Company's business of exploring for mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and the Company's common shares should be considered speculative.

There can be no assurance that any funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Proposed Transactions

There are no material decisions by the board of directors of the Company with respect to any imminent or proposed transactions that have not been disclosed.

Critical Accounting Estimates

Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact the financial statements. The following accounting estimates are critical: the measurement of future income tax assets and liabilities and assessment of the need to record valuation allowances against those assets; valuation of options; and capitalized mineral property and deferred exploration expenditures.

Costs relating to the acquisition, exploration and development of non-producing resource properties are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned. Based on the results at the conclusion of each phase of an exploration program, management re-evaluates properties that are not suitable as prospects to determine if future exploration is warranted, and that carrying values are appropriate. The decision to capitalize exploration expenditures and the timing of the recognition that capitalized exploration is unlikely to have future economic benefits can materially affect the reported earnings of the Corporation.

Nature of Operations

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development, future profitable production and the support of the Company's trade creditors.

The financial statements do not give effect to any adjustments to the amount of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the ordinary course of business.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash, bank balances and highly-liquid short-term investments initially maturing within three months of their acquisition date.

Credit on Mining Duties Refundable and Refundable Tax Credit for Resources

The Company is eligible for a refundable credit on mining duties under the Quebec Mining Duties Act. This refundable credit on mining duties is equal to 12% of expenses incurred for mining activities in Quebec and is recognized as a credit under deferred expenditures.

The Company is also eligible for a refundable tax credit for resources for mining industry companies in relation to eligible expenses incurred. The refundable tax credit for resources represents up to 38.75% of the amount of eligible expenses incurred. This tax credit is recognized as a credit under deferred expenditures.

Mining Claims and Deferred Exploration Expenditures

Mining claims are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mining claims are deferred net of government assistance received, until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of claims abandoned or sold and the deferred exploration costs relating to claims abandoned or sold are charged to operations in the current year.

If, in the opinion of management, the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and, accordingly, the carrying values will be written down to a nominal carrying value.

Use of Estimates

The preparation of the Company's financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Stock Based Compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". This standard requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting.

Flow-Through Shares

The Company will from time to time issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital will be reduced and a future tax liability will be recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the renunciations are made.

Earnings Per Share

Basic income per share is computed using the weighted average number of common shares outstanding during the year. Diluted income per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

Foreign Currency Translation

The monetary assets and liabilities of the Company denominated in foreign currencies are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Exchange gains or losses are included in operations.

Mining Claims and Deferred Exploration Expenditures

	Opening	Additions	Govrnment Grants	Closing
Bellechasse, Panet and Ware Townships, Quebec				
Acquisition	$ 1,093,853	$ 41,000	$ -	$ 1,093,853
Exploration	9,907,522	338,282	(601,468)	9,644,336
Pembroke, Maine, USA				
Acquisition	166,911	-	-	166,911
	$ 11,168,286	$137,593	$(601,468)	$ 10,946,100

Bellechasse, Panet and Ware Townships Property

The Company holds a block of contiguous claims subject only to a 10% net profit royalty. The claims were acquired from Gold Belt Mining Ltd.

Pursuant to an agreement dated August 13, 1990, as amended, the Company acquired an option to earn a 100% interest in 4 claims for $400,000, subject only to a 5% net profits royalty on net profits in excess of $250,000.

On November 19, 2007, the Company acquired the remaining interest in claims located in Bellechasse Township, Quebec, for $275,000 on the following terms: (i) the issue of 166,668 common shares of the Company valued at $0.30 for $50,000 in order to earn an additional 25% interest; (ii) $100,000 cash payable on or before May 10, 2008 in order to earn an additional 25% interest and (iii) $125,000 cash payable on or before November 28, 2008 in order to earn the remaining 25% interest. The claims are subject only to a 5% net profit royalty on net profits in excess of $250,000. During 2008, the Company renegotiated the payment terms of the agreement. Under the new terms of the Company will earn the remaining 50% interest by June 30, 2010. The balance of the purchase price is included in long-term debt.

On March 3, 2008, the Company acquired five additional contiguous claims located in Bellechasse Township, Quebec on the following terms: (i) $25,000 cash payment and the issue of 200,000 common shares of the Company valued at $0.22 for $44,000 upon signing the agreement and (ii) the issue of 200,000 common shares of the Company valued at $0.22 for $44,000 on or before December 31, 2008. The claims would not be subject to any royalties.

On May 14, 2008 and as amended on September 5, 2008, the Company entered an options agreement to acquire twenty-two additional contiguous claims located in Bellechasse Township, Quebec on the following terms; (i) $25,000 cash payment and the issue of 80,000 common shares valued at $0.16 for $12,800 upon signing the agreement; (ii) $35,000 cash payment, the issue of 120,000 common shares valued at a deemed price to be determined as being the closing price of the common shares of the Company on the TSX Venture Exchange on the day before June 6, 2009 and property expenditures of $50,000 on or before June 6, 2009; (iii) $75,000 cash payment, the issue of 150,000 common shares valued at a deemed price to be determined as being the closing price of the common shares of the Company on the TSX Venture Exchange on the day before June 6, 2010 and property expenditures of $75,000 on or before June 6, 2010 and (iv) property expenditures of $100,000 on or before June 6, 2011. The claims would be subject to a royalty in favor of the optionors of 3% of the net smelter returns from mineral substances extractd from the property. The Company shall have the right to purchase the first 2% of the royalty for $500,000 per 1%. The total cost of the first 2% will be $1,000,000. The final 1% of the royalty can be purchased for a total sum of $3,000,000.

The property now consists of approximately 1,300 claims for a total of 47,837 hectares (118,205 acres).

Pembroke, Maine, USA

Pursuant to an agreement dated October 1, 2007, the Company had purchased the surface rights in certain properties located in Pembroke in the state of Maine, U.S.A. and described as follows:

Mains Properties - containing approximately 160 acres.

Gardner Property - containing approximately 67 acres.

Part of Wilder Properties - containing approximately 15 acres.

The properties were acquired for $122,375 ($125,000 USD).

On May 15, 2007, the Company reached a settlement agreement for the purchase of the land located in Pembroke, Washington County, U.S.A., being the northwestern half of lot number six (6) in the fourth (4th) range, containing approximately 100 acres, from Irene and Gary Moore, for a total settlement amount of $41,056 ($36,000 USD).

The company has engaged a real estate agent in the Pembroke, Maine area and is looking to sell its entire land package.

Accounts Payable and Accrued Liabilities

Included in accounts payable is an accrual for a judgement rendered on December 2, 2004 against the Company in the amount of $79,833. At June 30, 2009, this amount is still outstanding and bears interest plus costs.

Long Term Debt

	June 30, 2009	December 31, 2008
Liability for the purchase of mining claims in Bellechasse Township, Quebec	$ 160,000	$ 185,000
Less: Current portion	160,000	125,000
	$ -	$ 60,000

IFRS Implementation Plan

On February 13, 2008, the Accounting Standards Board confirmed that the transition date to International Financial Reporting Standards ("IFRS") from Canadian GAAP will be January 1, 2011 for publicly accountable enterprises. Therefore the Company will be required to report its results in accordance with IFRS starting in 2011, with comparative IFRS information for the 2010 fiscal year.

The Company is undertaking a preliminary diagnostic and will develop an IFRS conversion implementation plan, which will include a detailed assessment of the impact of the conversion on the financial statements and related disclosures throughout 2009. The plan will also consider the impact of the conversion of the Company's internal controls over financial reporting, performance measurement systems, disclosure controls and procedures and other business activities that may be influenced by GAAP measurement.

The Company is analyzing the significant IFRS-GAAP differences with respect to the Company's financial statements and disclosures however, at this time the impact on our future financial position and results of operations is not reasonably determinable. The Company will quantify the potential effect of these differences as part of the conversion implementation plan.

For further information regarding the company, see the Company's documents filed on www.sedar.com or visit www.goldenhopemines.com.